Exhibit 99.1

Oculis Reports Q4 and Full Year 2025 Financial Results and Provides Company Update

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Significant achievements in 2025, enabling multiple near-term clinical milestones across late-stage portfolio, starting with the forthcoming topline results from DIAMOND Phase 3 trials with OCS-01 eye drops in diabetic macular edema (DME) in Q2 2026
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Key expansion in neuro-ophthalmology with Breakthrough Therapy designation granted to Privosegtor, propelling the PIONEER registrational program in optic neuropathies with a potential U.S. market opportunity of over $7 billion
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Cash, cash equivalents, and short-term investments of $268.7 million as of December 31, 2025, providing cash runway into 2029

ZUG, Switzerland, March 3, 2026 -- Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (Oculis), a global biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in ophthalmology and neuro-ophthalmology, today announced results for the fourth quarter and full year ended December 31, 2025, and provided an overview of the Company’s progress.

Riad Sherif, M.D., Chief Executive Officer of Oculis, stated “Oculis has delivered a transformative 2025, marked by significant clinical progress across our late-stage portfolio and a strategic expansion into neuro-ophthalmology. The compelling Phase 2 ACUITY results for Privosegtor in optic neuritis led to a pivotal FDA Breakthrough Therapy designation and anchored the launch of our global PIONEER registrational program. We believe Privosegtor holds immense potential as a first-in-class neuroprotective platform for a range of neuro-axonal diseases. 2026 is positioned to be a landmark year for the company with a roadmap featuring three major expected registrational milestones: the DIAMOND-1 and DIAMOND-2 trials readout with OCS-01, a potential first-in-class eye drop in DME, anticipated in Q2, the PREDICT-1 trial results for Licaminlimab with a precision medicine approach in dry eye disease planned in Q4, and the commencement of three registrational trials with Privosegtor as part of the PIONEER program. The operational excellence and significant milestones we achieved in 2025 have uniquely positioned Oculis to drive innovation in areas of high unmet medical need, a potential market opportunity of over $30 billion, with the aim of redefining the standard of care in ophthalmology and neuro-ophthalmology.”

Recent Clinical Highlights and Upcoming Milestones:

Privosegtor:

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Breakthrough Therapy designation recently granted by the FDA for treatment of optic neuritis (ON), a sight‑threatening neuro‑ophthalmic condition that is often the first clinical manifestation of multiple sclerosis. Designation is supported by the Phase 2 ACUITY trial results, in which Privosegtor + steroid showed substantial improvements in vision and consistent anatomical and biological neuroprotective benefits compared with placebo + steroid. These novel findings reinforced Privosegtor’s potential as a neuroprotective treatment across both neuro‑ophthalmic and neurological diseases.
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Following a successful meeting with the FDA in the fall of 2025, Oculis launched the PIONEER program, which includes three pivotal trials in ON and non-arteritic anterior ischemic optic neuropathy (NAION). These two optic neuropathies represent a market opportunity estimated at $7+ billion in the U.S. alone. The first registrational trial in the program, PIONEER-1 in ON, was initiated in Q4 of 2025, with clinical sites activation progressing as planned.

Exhibit 99.1

OCS-01:

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Both Phase 3 DIAMOND trials with OCS-01, which aims to be the first eye drop therapy for DME, have enrolled over 800 patients and are nearing completion. Topline results are expected in Q2 2026, and, if positive, a subsequent NDA submission to the FDA is planned for Q4 2026.
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While the U.S. DME market is currently valued at approximately $3 billion, only a fraction of the 1.8 million people diagnosed1,2,3 with the disease are successfully managed. This leaves a staggering 1.3 million patients underserved by the current standard of care1,2,3. OCS-01 is intended to be strategically positioned to capture this 'lost' majority by providing a non-invasive, topical eye drop for those requiring early intervention and a versatile option for patients who do not respond to existing injections.

Licaminlimab:

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Oculis recently initiated the first genotype‑based registrational trial, PREDICT-1, to drive precision medicine in dry eye disease (DED) with Licaminlimab. In prior Phase 2 studies, Licaminlimab showed a substantially greater treatment effect in patients carrying a specific TNFR1 genotype, with profound improvements ranging from five‑fold greater in signs and seven‑fold greater in symptoms. Topline results from PREDICT-1 are expected in Q4 2026.
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In the U.S. approximately 10 million patients suffer from moderate to severe DED. Current disease management relies on trial and error, and only 13% of patients experience sustained relief, leading to high discontinuation rates within the first six months, underscoring the strong need for a targeted, effective treatment approach. Licaminlimab has the potential to transform the current treatment paradigm by providing a precision medicine approach with efficacy, rapid onset of action, and a comfort level similar to artificial tears.

Q4 and Full Year 2025 Financial Highlights:

As of December 31, 2025, Oculis held cash, cash equivalents and short-term investments of CHF 213.0 million or $268.7 million, compared to CHF 98.7 million or $109.0 million as of December 31, 2024. The increase in cash, cash equivalents and short-term investments was primarily due to equity financings closed in February and November 2025 for aggregate gross proceeds of $210.0 million (CHF 178.9 million). Research and development expenses were CHF 13.3 million or $16.6 million for the three months ended December 31, 2025, compared to CHF 11.8 million or $13.4 million in the same period in 2024. The increase was primarily due to advancements in clinical development activities of our late-stage portfolio and associated personnel expenses. General and administrative expenses were CHF 7.8 million or $9.7 million for the three months ended December 31, 2025, compared to CHF 5.5 million or $6.3 million in the same period in 2024. The increase was primarily driven by personnel expenses and external professional services costs. Year-to-date net loss was CHF 99.0 million or $119.1 million for the year ended December 31, 2025, compared to CHF 85.8 million or $97.4 million for the same period in 2024. The increase was primarily due to an increase in operating expenses driven by the OCS-01 Phase 3 DIAMOND trials, increased personnel costs and a CHF 7.4 million or $8.9 million increase in foreign exchange revaluation loss, offset by a CHF 3.2 million or $3.9 million decrease in the non-cash fair value adjustment on warrant liabilities resulting from warrant exercises during the year offset by increases in the fair value of outstanding warrants.

Upcoming Events:

Medical Conferences and Industry Events

Exhibit 99.1

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COPHy Annual Congress, Mar. 20-21, Krakow, Poland
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NANOS Annual Meeting, Mar. 20-24, Boston, MA, U.S.
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AAN Annual Meeting, Apr. 18-21, Chicago, IL, U.S.
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Eyecelerator, May 1, Denver, CO, U.S.
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ARVO, May 3-7, Denver, CO, U.S.

Investor Conferences

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Leerink Partners Global Healthcare Conference, Mar. 8-11, Miami, FL, U.S.
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Leerink Partners Mountain Meeting, Mar. 22-25, Jackson Hole, WY, U.S.
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Needham Healthcare Conference, Apr. 13-16, Virtual
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Van Lanschot Kempen Life Sciences Conference, Apr. 15-16, Amsterdam, Netherlands

Exhibit 99.1

Consolidated Statements of Financial Position (Unaudited)

(Amounts in CHF thousands)	As of December 31,	As of December 31,
	2025	2024
ASSETS

Non-current assets
Property and equipment	534	385
Intangible assets	13,292	13,292
Right-of-use assets	2,463	1,303
Other non-current assets	785	476
Total non-current assets	17,074	15,456

Current assets
Other current assets	4,883	5,605
Accrued income	993	629
Short-term financial assets	131,684	70,955
Cash and cash equivalents	81,329	27,708
Total current assets	218,889	104,897

TOTAL ASSETS	235,963	120,353

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	587	446
Share premium	551,731	344,946
Reserve for share-based payment	30,387	16,062
Actuarial loss on post-employment benefit obligations	(1,634)	(2,233)
Treasury shares	(7)	(10)
Cumulative translation adjustments	(480)	(271)
Accumulated losses	(384,514)	(285,557)
Total equity	196,070	73,383

Non-current liabilities
Long-term lease liabilities	1,811	865
Defined benefit pension liabilities	1,335	1,870
Total non-current liabilities	3,146	2,735

Current liabilities
Trade payables	1,800	5,871
Accrued expenses and other payables	19,967	18,198
Short-term lease liabilities	502	315
Warrant liabilities	14,478	19,851
Total current liabilities	36,747	44,235

Total liabilities	39,893	46,970

TOTAL EQUITY AND LIABILITIES	235,963	120,353

Exhibit 99.1

Consolidated Statements of Loss (Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
(Amounts in CHF thousands, except per share data)
	2025	2024	2025	2024
Grant income	411	3	1,199	686
Operating income	411	3	1,199	686
Research and development expenses	(13,288)	(11,763)	(57,085)	(52,083)
General and administrative expenses	(7,756)	(5,500)	(25,786)	(21,807)
Operating expenses	(21,044)	(17,263)	(82,871)	(73,890)

Operating loss	(20,633)	(17,260)	(81,672)	(73,204)

Finance income	319	371	1,770	2,168
Finance expense	(241)	(247)	(833)	(639)
Fair value adjustment on warrant liabilities	(3,238)	(13,387)	(12,294)	(15,531)
Foreign currency exchange gain (loss)	97	1,630	(6,114)	1,269
Finance result	(3,063)	(11,633)	(17,471)	(12,733)

Loss before tax for the period	(23,696)	(28,893)	(99,143)	(85,937)

Income tax benefit (expense)	182	238	186	160

Loss for the period	(23,514)	(28,655)	(98,957)	(85,777)

Loss per share:
Basic and diluted loss attributable to equity holders	(0.42)	(0.67)	(1.89)	(2.12)

-ENDS-

Exhibit 99.1

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology. Oculis’ highly differentiated late-stage clinical pipeline includes three core product candidates: Privosegtor, a breakthrough neuroprotective candidate in the PIONEER program which consists of studies intended to support registration plans for treatment in optic neuropathies like optic neuritis (ON) and non-arteritic anterior ischemic optic neuropathy (NAION), with potentially broad clinical applications in various other neuro-ophthalmic and neurological diseases; OCS-01, an eye drop in pivotal registration studies, aiming to become the first non-invasive topical treatment for diabetic macular edema (DME); and Licaminlimab, a novel, topical anti-TNFα in registrational trial, which is being developed with a genotype-based approach to drive precision medicine in dry eye disease (DED). Headquartered in Switzerland with operations in the U.S. and Iceland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contact

Ms. Sylvia Cheung, CFO

sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

Media Relations
ICR Healthcare
Amber Fennell / David Daley / Sean Leous
oculis@icrhealthcare.com

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the potential benefits of the Company’s product candidates, the initiation, timing, progress and results of current and future clinical trials, Oculis’ research and development programs, regulatory and business strategy; Oculis’ future development plans; the timing or likelihood of regulatory filings and approvals; statements about market opportunity, and the Company’s expected financial position and cash runway, are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks,

Exhibit 99.1

uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F and any other documents filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

References:

1.
Decision Resources Group: DME – DR Landscape Forecast – Disease Landscape Forecast 2020
2.
Iris Registry – Baseline characteristics and demographics of treatment naïve patients at diagnosis (Table S1)
3.
Gonzalez 2016 Early and Long-term Responses to VEGF Therapy in DME: Analysis of protocol I data